AH 9/13/2004

cm 9/13

SI 04019888 COMMISSION
...20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-28114 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARDING/HALL, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8676 BOW STREET
(No. and Street)

ELK GROVE (City) CALIFORNIA (State) 95624 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICIA HALL (916) 423-3033
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOCKWOOD & BORN, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

2380 PROFESSIONAL DRIVE (Address) ROSEVILLE (City) CALIFORNIA (State) 95661-7745 (Zip Code)

PROCESSED
SEP 20 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED AUG 27 2004 WASH, D.C.

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

9/16

# OATH OR AFFIRMATION

I, PATRICIA HALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARDING/HALL, INC., as of JUNE 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

DIANE SAKAKIHARA
COMM. # 1445686
NOTARY PUBLIC-CALIFORNIA
SACRAMENTO COUNTY
COMM. EXP. OCT. 18, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. WAIVED
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (O) AUDITORS REPORT ON INTERNAL CONTROL STRUCTURE.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form X-17A-5

# FOCUS REPORT

**(Financial and Operational Combined Uniform Single Report)**

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16  2) Rule 17a-5(b) [ ] 17  3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19  5) Other [ ] 26

| | |
|---|---|
| NAME OF BROKER-DEALER: HARDING/HALL, INC. [13] | SEC FILE NO.: 8-28114 [14] |
| | FIRM I.D. NO.: 012959 [15] |
| ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 8676 BOW STREET [20] (No. and Street) | FOR PERIOD BEGINNING (MM/DD/YY): 07/01/03 [24] |
| ELK GROVE [21] (City) CALIFORNIA [22] (State) 95624 [23] (Zip Code) | AND ENDING (MM/DD/YY): 06/30/04 [25] |

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**
PATRICIA HARDING-HALL, PRESIDENT [30]
**(Area Code) — Telephone No.** (916) 423-3033 [31]

| NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE |
|---|---|
| [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

**EXECUTION:**
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26TH day of AUGUST 2004
Manual signatures of:
1) Patricia Harding Hall
Principal Executive Officer or Managing Partner
2) Diane Shelakar
Principal Financial Officer or Partner
3) Patricia Harding Hall
Principal Operations Officer or Partner

**ATTENTION** — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

**Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

LOCKWOOD & BORN, AN ACCOUNTANCY CORPORATION [70]

ADDRESS

| 2380 PROFESSIONAL DRIVE [71] | ROSEVILLE [72] | CALIFORNIA [73] | 95661-7745 [74] |
|---|---|---|---|
| Number and Street | City | State | Zip Code |

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | |
|---|---|---|---|---|---|---|
| 50 | 51 | 52 | 53 | | | |

LOCKWOOD & BORN
AN ACCOUNTANCY CORPORATION

# Independent Auditors' Report

Board of Directors
Harding/Hall, Inc.

We have audited the accompanying statement of financial condition of Harding/Hall, Inc. as of June 30, 2004, and the related statements of income(loss), cash flows, changes in stockholders' equity, and changes in liabilities subordinated to claims of creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harding/Hall, Inc. as of June 30, 2004, and the results of its operations, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of creditors for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lockwood & Born

Roseville, California
July 26, 2004

2380 Professional Drive, Roseville, California 95661-7745
Phone: (916) 771-0677 Fax: (916) 771-0776

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER HARDING/HALL, INC. | N 3 | [100]

**STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS**

as of (MM/DD/YY) 06/30/04 [99]
SEC FILE NO. 8-28114 [98]
Consolidated [198]
Unconsolidated [199]

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ 27,650 | 200 | | | $ 27,650 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | 1,408 | 295 | | | | |
| B. Other | 3,067 | 300 | $ 22,545 | 550 | 27,020 | 810 |
| 3. Receivable from non-customers | | 355 | | 600 | 0 | 830 |
| 4. Securities and spot commodities owned at market value: | | | | | | |
| A. Exempted securities | 88,130 | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | 168,227 | 424 | | | | |
| E. Spot commodities | | 430 | | | 256,357 | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ 5,900 [130] | | | | | | |
| B. At estimated fair value | | 440 | 3,150 | 610 | 3,150 | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | 0 | 880 |
| A. Exempted securities $ [150] | | | | | | |
| B. Other securities $ [160] | | | | | | |
| 7. Secured demand notes: | | 470 | | 640 | 0 | 890 |
| Market value of collateral: | | | | | | |
| A. Exempted securities $ [170] | | | | | | |
| B. Other securities $ [180] | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ [190] | | | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | 715 | 680 | 715 | 920 |
| 11. Other assets | | 535 | 3,095 | 735 | 3,095 | 930 |
| 12. TOTAL ASSETS | $ 288,482 | 540 | $ 29,505 | 740 | $ 317,987 | 940 |

OMIT PENNIES

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER HARDING/HALL, INC. as of 06/30/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | | Non-A.I. Liabilities | | Total | |
|---|---|---|---|---|---|---|
| 13. Bank loans payable | $ | 1045 | $ | 1255 | $ 0 | 1470 |
| 14. Payable to brokers or dealers: | | | | | | |
| A. Clearance account | | 1114 | | 1315 | 0 | 1560 |
| B. Other | | 1115 | | 1305 | 0 | 1540 |
| 15. Payable to non-customers | | 1155 | | 1355 | 0 | 1610 |
| 16. Securities sold not yet purchased, at market value | | | | 1360 | 0 | 1620 |
| 17. Accounts payable, accrued liabilities, expenses and other | 17,263 | 1205 | 2,997 | 1385 | 20,260 | 1685 |
| 18. Notes and mortgages payable: | | | | | | |
| A. Unsecured | | 1210 | | | 0 | 1690 |
| B. Secured | | 1211 | | 1390 | 0 | 1700 |
| 19. E. Liabilities subordinated to claims of general creditors: | | | | | | |
| A. Cash borrowings: | | | | 1400 | 0 | 1710 |
| 1. from outsiders $ [970] | | | | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [980] | | | | | | |
| B. Securities borrowings, at market value from outsiders $ [990] | | | | 1410 | 0 | 1720 |
| C. Pursuant to secured demand note collateral agreements | | | | 1420 | 0 | 1730 |
| 1. from outsiders $ [1000] | | | | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [1010] | | | | | | |
| D. Exchange memberships contributed for use of company, at market value | | | | 1430 | 0 | 1740 |
| E. Accounts and other borrowings not qualified for net capital purposes | | 1220 | | 1440 | 0 | 1750 |
| 20. TOTAL LIABILITIES | $ 17,263 | 1230 | $ 2,997 | 1450 | $ 20,260 | 1760 |

**Ownership Equity**

| | | | |
|---|---|---|---|
| 21. Sole Proprietorship | | $ | 1770 |
| 22. Partnership (limited partners) | ($ [1020] ) | | 1780 |
| 23. Corporation: | | | |
| A. Preferred stock | | | 1791 |
| B. Common stock | | 11,250 | 1792 |
| C. Additional paid-in capital | | 18,663 | 1793 |
| D. Retained earnings | | 267,814 | 1794 |
| E. Total | | 297,727 | 1795 |
| F. Less capital stock in treasury | | ( ) | 1796 |
| 24. TOTAL OWNERSHIP EQUITY | | $ 297,727 | 1800 |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 317,987 | 1810 |

OMIT PENNIES

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER HARDING/HALL, INC. as of 06/30/04

COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ 297,727 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | 19 ( ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | 297,727 | 3500 |
| 4. Add: | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 0 | 3520 |
| B. Other (deductions) or allowable credits (List) | | | 2,997 | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | $ 300,724 | 3530 |
| 6. Deductions and/or charges: | | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | 17 $ 29,505 | 3540 | | |
| B. Secured demand note delinquency | | 3590 | | |
| C. Commodity futures contracts and spot commodities – proprietary capital charges | | 3600 | | |
| D. Other deductions and/or charges | | 3610 | ( 29,505 ) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | 0 | 3630 |
| 8. Net capital before haircuts on securities positions | | | 20 $ 271,219 | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | |
| A. Contractual securities commitments | $ | 3660 | | |
| B. Subordinated securities borrowings | | 3670 | | |
| C. Trading and investment securities: | | | | |
| 1. Exempted securities | 18 1,763 | 3735 | | |
| 2. Debt securities | | 3733 | | |
| 3. Options | | 3730 | | |
| 4. Other securities | 25,234 | 3734 | | |
| D. Undue Concentration | | 3650 | | |
| E. Other (List) | | 3736 | ( 26,997 ) | 3740 |
| 10. Net Capital | | | $ 244,222 | 3750 |

30

OMIT PENNIES

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER HARDING/HALL, INC. as of 06/30/04

### COMPUTATION OF NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) | $ | 1,150 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 50,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 50,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 194,222 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) 22 | $ | 242,495 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 17,263 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit 21 | $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | 0 | 3820 | $ | 0 | 3830 |
| 18. Total aggregate indebtedness | | | | $ | 17,263 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | | % | 7.068 | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | % | 0 | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23 | $ | | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | | 3760 |
| 24. Excess capital (line 10 less 23) | $ | | 3910 |
| 25. Net capital in excess of the greater of: | | | |
| A. 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER HARDING/HALL, INC.

For the period (MMDDYY) from 07/01/03 [3932] to 06/30/04 [3933]
Number of months included in this statement 12 [3931]

### STATEMENT OF INCOME (LOSS)

| | | | |
|---|---|---|---|
| **REVENUE** | | | |
| 1. Commissions: | | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | $ | 9,257 | 3935 |
| b. Commissions on listed option transactions | 25 | 3,834 | 3938 |
| c. All other securities commissions | | | 3939 |
| d. Total securities commissions | | 13,091 | 3940 |
| 2. Gains or losses on firm securities trading accounts | | | |
| a. From market making in options on a national securities exchange | | | 3945 |
| b. From all other trading | | | 3949 |
| c. Total gain (loss) | | 0 | 3950 |
| 3. Gains or losses on firm securities investment accounts | | 26,218 | 3952 |
| 4. Profit (loss) from underwriting and selling groups | 26 | | 3955 |
| 5. Revenue from sale of investment company shares | | 171,068 | 3970 |
| 6. Commodities revenue | | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | | 3975 |
| 8. Other revenue | | 3,250 | 3995 |
| 9. Total revenue | $ | 213,627 | 4030 |
| **EXPENSES** | | | |
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | 47,400 | 4120 |
| 11. Other employee compensation and benefits | | 26,154 | 4115 |
| 12. Commissions paid to other broker-dealers | | | 4140 |
| 13. Interest expense | | | 4075 |
| a. Includes interest on accounts subject to subordination agreements [4070] | | | |
| 14. Regulatory fees and expenses | | 3,363 | 4195 |
| 15. Other expenses | | 106,359 | 4100 |
| 16. Total expenses | $ | 183,276 | 4200 |
| **NET INCOME** | | | |
| 17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | $ | 30,351 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | 28 | 3,747 | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | 4222 |
| a. After Federal income taxes of [4338] | | | |
| 20. Extraordinary gains (losses) | | | 4224 |
| a. After Federal income taxes of [4239] | | | |
| 21. Cumulative effect of changes in accounting principles | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | $ | 26,604 | 4230 |
| **MONTHLY INCOME** | | | |
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | $ | 2,342 | 4211 |

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER HARDING/HALL, INC.

For the period (MMDDYY) from 07/01/03 to 06/30/04

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 271,123 | 4240 |
| A. Net income (loss) | | | 26,604 | 4250 |
| B. Additions (Includes non-conforming capital of | 29 $ | 4262 ) | | 4260 |
| C. Deductions (Includes non-conforming capital of | $ | 4272 ) | | 4270 |
| 2. Balance, end of period (From item 1800) | | | $ 297,727 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | | |
|---|---|---|---|
| 3. Balance, beginning of period | 30 | $ | 4300 |
| A. Increases | | | 4310 |
| B. Decreases | | | 4320 |
| 4. Balance, end of period (From item 3520) | | $ 0 | 4330 |

OMIT PENNIES

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER HARDING/HALL, INC. as of 06/30/04

**EXEMPTIVE PROVISION UNDER RULE 15c3-3**

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

| | | |
|---|---|---|
| A. (k)(1) — $2,500 capital category as per Rule 15c3-1 | | 4550 |
| B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained | | 4560 |
| C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 8-11922; EMMETT A. LARKIN COMPANY, INC.; ALL 4335 | X | 4570 |
| D. (k)(3) — Exempted by order of the Commission (include copy of letter) | | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| | Type of Proposed Withdrawal or Accrual (See below for code) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|---|
| 31 | 4600 | NONE 4601 | 4602 | 4603 | 4604 | 4605 |
| 32 | 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 33 | 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 34 | 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 35 | 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| | | | Total $ 36 | 0 4699 | | |

**OMIT PENNIES**

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

EXHIBIT C

HARDING/HALL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2004

| | Common Stock | Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balances, July 1, 2003** | $11,250 | $18,663 | $241,210 | $271,123 |
| Net Income for period | 0 | 0 | 26,604 | 26,604 |
| **BALANCES, JUNE 30, 2004** | $11,250 | $18,663 | $267,814 | $297,727 |

See the accompanying Audit Opinion.
The accompanying notes are an
integral part of these financial statements.

EXHIBIT D

HARDING/HALL, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2004

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| **Net Income (Exhibit B)** | $ 26,604 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 596 |
| Provision for Deferred Income Taxes | 2,997 |
| Unrealized Gains on Firm Investments | ( 24,842) |
| Increase in Commissions Receivable | ( 11,201) |
| Increase in Prepaid Expenses | ( 53) |
| Decrease in Tax Refunds Receivable | 3,296 |
| Increase in Accounts Payable | 280 |
| Increase in Commissions Payable | 282 |
| Increase in Accrued Liabilities | 915 |
| Total adjustments | ( 27,730) |
| **Net cash provided (used) by operating activities** | $( 1,126) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Purchase of Office Equipment | ( 466) |
| **Net cash provided (used) by investing activities** | $( 466) |
| **Net increase (decrease) in cash and equivalents** | $( 1,592) |
| Cash and Cash Equivalents, July 1, 2003 | 117,372 |
| **Cash and Cash Equivalents, June 30, 2004** | $ 115,780 |

**Supplemental disclosures of cash flow information**

| | |
|---|---|
| Cash paid during the period for: | |
| Income Taxes | $ 2,050 |

See the accompanying Audit Opinion.
The accompanying notes are an
integral part of these financial statements.

SCHEDULE 1

HARDING/HALL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2004

| | | |
|---|---|---|
| **Total Stockholders' Equity (Exhibit A)** | | **$ 297,727** |
| Add: Allowable Credits - Deferred Income Taxes | | 2,997 |
| Total Capital and Allowable Liabilities | | 300,724 |
| Less: Non-Allowable Assets: | | |
| Office Equipment | $( 715) | |
| Other Assets - Prepaid Expenses | ( 3,095) | |
| Concessions Receivable over 30 days | ( 22,545) | |
| Non-Marketable Securities | ( 3,150) | |
| Total Non-Allowable Assets | | ( 29,505) |
| **Net Capital before Haircuts on Securities** | | **$ 271,219** |
| **Haircuts on Securities** | | |
| Trading and Investment Securities: | | |
| Exempted Securities | $( 1,763) | |
| Other Securities | ( 25,234) | |
| Total Haircuts | | ( 26,997) |
| **AUDITED NET CAPITAL, JUNE 30, 2004** | | **$ 244,222** |
| **AGGREGATE INDEBTEDNESS** | | **$ 17,263** |
| **MINIMUM NET CAPITAL REQUIREMENT** | | **$ 50,000** |
| **EXCESS NET CAPITAL AT 1000%** | | **$ 242,497** |
| **PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | **.07068** |

There was no material difference in reported broker/dealer net capital to audited net capital at June 30, 2004.

See the accompanying Audit Opinion.
The accompanying notes are an
integral part of these financial statements.

**HARDING/HALL, INC.**

**Notes to Financial Statements**
**JUNE 30, 2004**

*NOTE 1: SIGNIFICANT ACCOUNTING POLICIES*

Nature of Business:

Harding/Hall, Inc. was incorporated under the laws of the State of California on July 2, 1981. On November 1, 1982, the Company registered as an over-the-counter broker/dealer pursuant to Section 15(b) of the Securities Act of 1934.

Accounting Methods:

Harding/Hall, Inc. employs the accounting practices and policies required by the Securities and Exchange Commission for Brokers and Dealers in securities for this financial statement presentation. The accrual method is used for Federal and State income tax reporting purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those assumptions.

Cash and cash equivalents used in reporting cash flows include cash on hand, cash in banks, and cash in short-term money market funds.

Marketable Securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities, are recognized in different years for financial and tax reporting purposes.

Depreciation is provided on a straight-line basis over an estimated useful life of seven years for financial statement presentation and state income tax reporting. For federal tax reporting, depreciation is computed using accelerated methods in accordance with current tax regulations.

The Company holds no customers' securities on account.

**HARDING/HALL, INC.**

**Notes to Financial Statements**
**JUNE 30, 2004**

NOTE 2: INVESTMENT IN MARKETABLE SECURITIES

Investments in securities are reported at market values as required by the Securities and Exchange Commission for Brokers and Dealers. Exempt securities of $88,130 consist entirely of a short-term investment in Franklin Money Fund and are considered cash equivalents. Other securities held for investment and their respective values at June 30, 2004 are as follows:

| | | |
|---|---|---|
| Putnam Vista Fund | 10,044 Shares | $ 86,280 |
| Putnam Voyager Fund | 3,630 Shares | 58,375 |
| WPS Resources Corporation | 360 Shares | 16,686 |
| Sempra Energy | 200 Shares | 6,886 |
| Nasdaq Stock Market, Inc. | 500 Shares | 3,150 |
| Total Fair Market Value | | $171,377 |

Unrealized gains on marketable securities total $12,835 at June 30, 2004. Unrealized gains of $24,842 have been included in current year income as gains on firm investments.

NOTE 3: INCOME TAX EXPENSE

Income tax for the year ended June 30, 2004 is composed of the following:

| | |
|---|---|
| Federal Income Tax | $ 750 |
| California Franchise Tax | 800 |
| Deferred Income Tax | 2,997 |
| Total Income Tax Expense | $ 4,547 |

See the accompanying Audit Opinion.

## HARDING/HALL, INC.

**Notes to Financial Statements**
**JUNE 30, 2004**

NOTE 3: INCOME TAX EXPENSE (continued)

Deferred Income Taxes at June 30, 2004, resulting from timing differences in the reporting of unrealized gains from firm investments and accelerated depreciation methods, are as follows:

| | |
|---|---|
| Deferred Federal Income Taxes | $ 1,862 |
| Deferred California Franchise Taxes | 1,135 |
| Total Deferred Taxes | $ 2,997 |

NOTE 4: RELATED PARTY TRANSACTIONS

The Company rents office space on a month-to-month basis from a partnership in which Patricia Harding Hall, an officer and shareholder of the Company, is a partner. The statement of income includes $24,000 of rent expense paid to this partnership during the year.

LOCKWOOD & BORN
AN ACCOUNTANCY CORPORATION

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL STRUCTURE

Board of Directors
Harding/Hall, Inc.

In planning and performing our audit of the financial statements of Harding/Hall, Inc. (the Company) for the year ended June 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer accounts, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2380 Professional Drive, Roseville, California 95661-7745
Phone: (916)771-0677 Fax: (916)771-0776

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the Commission's objectives, and that the Company was in compliance with the exemptive provisions of rule 15c3-3 during the year then ended.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Lockwood & Bon

Roseville, California
July 26, 2004